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AM 3/24/2005

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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH., D.C. 185

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-14715

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HORNOR, TOWNSEND & KENT, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Dresher Road
(No. and Street)

Horsham (City) PA (State) 19044 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara S. Wood 610-975-4328
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLC
(Name — *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Philadelphia, PA 19103
(Address) (City) (State) Zip Code)

PROCESSED MAR 31 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Barbara S. Wood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hornor, Townsend & Kent, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

Barbara S. Wood
Signature

Treasurer
Title

Margaret M. Hermann
Notary Public

Notarial Seal
Margaret M. Hermann, Notary Public
Radnor Twp., Delaware County
My Commission Expires July 15, 2006
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH., D.C.
185
SECTION

HORNOR

TOWNSEND

&

KENT,

INC.

2004 Statement of Financial Condition



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To The Board of Directors of Hornor, Townsend & Kent, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hornor, Townsend & Kent, Inc. at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

Hornor, Townsend & Kent, Inc.
Statement of Financial Condition

As of December 31, 2004		2004
ASSETS		
Cash and cash equivalents	$	4,144,949
Restricted cash & Deposits with clearing organizations		90,000
Equity securities, at fair value		12,208
Commissions receivable		1,540,653
Equipment and capitalized software, at cost (net of accumulated depreciation of $550,842)		468,366
Prepaid expenses and other assets		612,541
Deferred tax asset		121,414
Receivable from affiliates		147,165
Total Assets	$	**7,137,296**
LIABILITIES		
Commissions payable	$	3,047,094
Accounts payable and accrued expenses		1,726,258
Total Liabilities		**4,773,352**
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value; 1,000 shares authorized, issued, and outstanding		1,000
Additional paid-in capital		7,158,264
Accumulated deficit		(4,795,320)
Total Stockholder's Equity		**2,363,944**
Total Liabilities and Stockholder's Equity	$	**7,137,296**

The accompanying notes are an integral part of the financial statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Basis of Presentation

Hornor, Townsend & Kent, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Independence Square Properties, LLP (ISP), a wholly owned subsidiary of The Penn Mutual Life Insurance Company (Penn Mutual). The Company selects, trains, and supervises personnel of Penn Mutual and independent registered representatives in connection with the sale of registered products.

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt securities purchased with a maturity of 90 days or less.

Restricted Cash & Deposits with Clearing Organizations

Restricted Cash represents cash in a bank account established for the benefit of customers in accordance with section (k)(2)(i) of the Securities Exchange Act Rule 15c-3-3. These funds were set aside to cover potential obligations to customers who may have been overcharged commissions due to possible breakpoint discounts that may not have been delivered.

Restricted Cash also includes $25,000 in deposits made to Pershing LLC, HTK's Clearing Organization.

Equipment

Equipment is recorded on an historical cost basis and is depreciated on a straight-line basis over the estimated useful lives of the assets. A straight line method of depreciation is used, generally with an eight year useful life on furniture and equipment and a three year useful life on computer software and equipment.

Securities Transactions

Securities transactions and related commissions are recorded on a trade-date basis.

Annuities Sales

Annuities transactions and related commissions are recorded upon acceptance by the insurance company.

Federal Income Taxes

The Company files a consolidated federal income tax return with Penn Mutual. Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. The federal income tax provision or benefit is limited to the extent the Company's results of operations increase or decrease the consolidated tax liabilities of Penn Mutual. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized.

The Company had a federal income tax receivable from Penn Mutual of $443,305 at December 31, 2004. This amount is included in receivable from affiliates on the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to the financial statements. Actual results could differ from those estimates.

Significant Customers

HTK considers significant customers to be customers who account for 10% or more of total revenue. In 2004, one company accounted for approximately 20% of total revenue. No other companies accounted for more than 10% of total revenue.

2. RELATED PARTY TRANSACTIONS:

HTK supports Penn Mutual's professional agents and financial advisors and sells Penn Mutual Variable Life and Variable Annuity Products. HTK receives periodic wire transfer payments from Penn Mutual for their services.

Under the terms of an expense allocation agreement, the Company reimbursed Penn Mutual for services provided on behalf of the Company, including direct and allocated expenses. As of December 31, 2004, all amounts owed to Penn Mutual under this agreement had been paid.

Under the terms of a marketing allowance agreement, the Company agrees to pay an 85% ratio of commission expense on commission revenue. After commissions are paid to registered representatives the residual value is paid to Penn Mutual.

Other expenses paid to Penn Mutual in 2004 include rent, payroll, and related benefit.

3. CREDIT RISK:

In the event a customer of the Company is unable to fulfill its contracted obligations related to a security trade, the Company's clearing agent may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing agent on behalf of a customer of the Company is charged to the Company.

The Company clears approximately 40% of their securities transactions through a clearing broker. Accordingly, a substantial portion of the company's credit exposures are concentrated with their clearing broker. In accordance with industry practice, the clearing agent records customer transactions on a settlement-date basis, which is generally three business days after trade date. The clearing agent is therefore exposed to risk of loss on these transactions in the event of a customer's inability to meet the terms of their contracts, in which case the clearing agent may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by the clearing agent, on behalf of a customer of the Company is charged to the Company.

The Company seeks to control the risk of loss by requiring customers to maintain margin collateral in compliance with various guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2004, total margin debt was $8,576,000.

Cash equivalents and investments totaling $2,347,338 at December 31, 2004, are held at Pershing.

4. INCOME TAXES:

The Company had a deferred tax asset of $121,414 at December 31, 2004, and no deferred tax liabilities. Deferred tax assets result primarily from accrued expenses which are not currently deductible for income tax purposes and capitalized software costs which are deductible when paid for income tax purposes.

5. EMPLOYEE BENEFIT PLAN:

The employees of the Company are covered under Penn Mutual's defined benefit retirement plan. Under this arrangement, the Company owed $10,983 to Penn Mutual as of December 31, 2004. Payments are made regularly throughout the year.

6. COMMITMENTS AND CONTINGENCIES:

The Company leases its office from Penn Mutual under a noncancelable operating lease expiring March 31, 2005. The company expects to renew the lease immediately upon expiration.

At December 31, 2004, aggregate minimum rental commitments under all noncancelable leases in excess of one year were $25,621.

In the normal course of its business, the Company is a defendant in various claims and legal actions arising principally from the activities of registered representatives of the Company. These actions have been considered by the Company in determining reserves necessary to cover probable liabilities. As of December 31, 2004, the Company had accrued liabilities of $691,500 which represents its best estimate for probable losses in connection with these various legal actions. In the opinion of management, the ultimate disposition of pending litigation will not have a material adverse effect on the Company's financial condition, liquidity, or results of operations.

The Company has a remaining liability for potential mutual fund breakpoint refunds to customers in the amount of $52,000 as of December 31, 2004. This amount represents the Company's best estimate of probable refunds in connection with possible overcharges on large mutual fund purchases by its customers. In the opinion of management, the ultimate impact of these refunds will not have a material adverse effect on the Company's financial condition, liquidity, or results of operations.

7. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $738,537, which was $420,545 in excess of its required net capital of $317,992. The Company's net capital ratio was 6.46 to 1.